                                                                    EXHIBIT 12.1


                      BETTER MINERALS & AGGREGATES COMPANY
                       RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in Thousands)


                                Predecessor(a)                                                      Successor
                         -----------------------------------  ----------------------------------------------------------------
                                                January 1        February 10
                                                 through           through
                                                February 9       December 31
                                     1995          1996             1996              1997              1998              1999
                         --------------------  -------------  ---------------  -----------------  ----------------  ----------
Earnings
--------
Income (loss) before
 income taxes..........           $11,415          $517          $(3,621)          $(1,961)         $(16,871)          $ 1,032
Fixed charges..........               252            21           10,143            10,578            10,401            19,870
                         -----------------------------------------------------------------------------------------------------

Total earnings.........           $11,667          $538          $ 6,522           $ 8,617          $ (6,470)          $20,902
                         =====================================================================================================

Fixed Charges
-------------

Interest expense.......           $   162           $13          $10,074           $10,513          $ 10,269           $19,590
Estimated interest in                  90             8               69                65               132               280
 rental expense........
                         -----------------------------------------------------------------------------------------------------

Total fixed charges....           $   252           $21          $10,143           $10,578           $10,401           $19,870
                         =====================================================================================================

Ratio of Earnings to
 Fixed Charges.........              46.3          25.6              (b)               (b)               (b)               1.1

(a) Amounts are not comparable to subsequent periods.

(b) Earnings used in computing the ratio of earnings to fixed charges consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs and original issue discounts, and a portion of operating lease rental expense deemed to be representative of the interest factor. Earnings were insufficient to cover fixed charges by $3.6 million, $2.0 million and $16.9 million for the period from February 10, 1996 to December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.